Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

ADDITIONAL INFORMATION REGARDING

UNITED STATES GOVERNMENT PRINTING OFFICE (GPO) AWARD

New York, NY and Ra’anana, Israel, December 15, 2004 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, announced today, following its press release of October 11, 2004 and further to the United States Government Printing Office’s (GPO) news release of October 14, 2004 that the GPO has awarded contracts to four companies to provide computer chips for testing a new electronic U.S. Passport.

According to Bruce James, CEO of the GPO: “The GPO designs and manufactures security and intelligence documents for the Federal government and takes this responsibility very seriously. The new technology that will eventually be incorporated into electronic U.S. passports will enhance the security of millions of Americans traveling around the world.

The three-phase project involves GPO, Department of State Bureau of Consular Affairs and The National Institute of Standards and Technology (NIST). GPO will manufacture test passports using chip solutions provided by the four companies. NIST will then test the electronic passports for their ability to meet durability, security, and electronic requirements.

The four companies and the value of the contracts awarded for testing in the first phase of the project are:

Axalto, Inc.                             2 awards of $107,770 each

BearingPoint/SuperCom, Ltd.               $82,823
Infineon Technologies, North America            $108,317
SuperCom, Ltd.                       $73,787

Once testing results are completed, one or more final vendors will be selected.”

SuperCom has not received any indication at this stage whether the company will be selected. The Company estimates that the award of the tender will significantly influence the company’s business in the coming years. SuperCom will announce the estimated influence at a later date, according to the progress of various stages of the project. According to GPO, the first electronic passports are expected to be issued to the general public in the first quarter of 2005 and with full deployment at all Department of State passport agencies in late 2005.

SuperCom will provide additional information on the process of the testing phase and the influence on the company’s revenues in 2005 and the next five years in due time.
The system will be built on Supercom’s proprietary platform technology, and will be tailored to meet the customer’s specific requirements. To combat counterfeiting and fraud, the integrated system will capture the fingerprints of each visa applicant and store the images on a chip integrated in each visa, enabling automatic and positive identification of the person each time the visa is used. The system features an advanced and decentralized design that makes it fast and cost-effective to install while increasing its flexibility. The end-to-end solution meets all International ICAO standards for visas and passports.

“This contract demonstrates again that global demand is growing for proven biometric ID systems, and highlights the advantage of our positioning as one of the industry’s first and most experienced players,” commented Mr. Avi Schechter, CEO of SuperCom. “We are confident that our solution will significantly improve the control that this technology-savvy government has over its border activities and improve its ability to monitor the travel document issuance process. The success of the project will enhance our positioning as a leading provider of e-ID systems, boosting our efforts to sell to additional governments.”

About SuperCom, Ltd.
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.  For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on title="" href="http://www.supercomgroup.com/">www.supercomgroup.com.

Contact
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com